Exhibit 97.1

ACADIA PHARMACEUTICALS INC. DODD-FRANK CLAWBACK POLICY

Acadia Pharmaceuticals Inc. (“Company”) has adopted this clawback policy (the “Policy”) as an amendment and restatement of any other clawback policies in effect now at the Company. To the extent this Policy applies to compensation payable to a person covered by this Policy, it shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply. Other than with respect to Section 6 hereof, this Policy shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D and the related listing rules of the national securities exchange or national securities association (“Exchange”) on which the Company has listed securities, and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

1. Definitions. 17 C.F.R. §240.10D-1(d) defines the terms “Executive Officer,” “Financial Reporting Measure,” “Incentive-Based Compensation,” and “Received.” As used herein, these terms shall have the same meaning as in that regulation.

2. Application of the Policy. This Policy shall only apply in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3. Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section 2, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).

(a) Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange and (2) on or after October 2, 2023 (the “Effective Date”).

(b) See 17 C.F.R. §240.10D-1(b)(1)(i) for certain circumstances under which the Policy will apply to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

4. Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to the Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid.

(a) For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

5. Recovery of Erroneously Awarded Compensation. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Compensation Committee (the “Committee”) shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the Securities and Exchange Commission (the “SEC”), judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

(b) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6. Recovery of Additional Covered Compensation. Notwithstanding anything to the contrary in this Policy, and in addition to the other provisions within this Policy, in the event that the Committee determines that any current or former Executive Officer committed Misconduct in connection with an accounting restatement, then, in addition to any Erroneously Awarded Compensation otherwise subject to forfeiture and/or repayment pursuant to this Policy, the Committee may, in its discretion, seek forfeiture and/or repayment of all or a portion of any Additional Covered Compensation received by such person during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section 2. For purposes of this Section 6, Additional Covered Compensation will be treated as received when such compensation is granted, earned, vested, paid or settled. For the avoidance of doubt, the Committee may seek forfeiture and/or repayment of Additional Covered Compensation for Misconduct by such person in connection with an accounting restatement even if such accounting restatement did not result in an award or payment greater than would have been awarded absent such accounting restatement. “Additional Covered Compensation” means incentive compensation, whether cash-based or equity-based, which may be discretionary, service-based or performance-based, but not including salary or employee retirement or welfare benefits, computed without regard to any taxes paid (i.e., on a pre-tax basis), that was received (a) on or after the Effective Date, (b) after the person became an Executive Officer and (c) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association. “Misconduct” means any of the following that causes or could reasonably be expected to cause material harm to the Company: (1) a material act of dishonesty, fraud or misrepresentation, (2) a willful violation of a material Company policy or law, (3) knowing violation of SEC rules or regulations, or (4) intentional breach of fiduciary duty or duty of loyalty to the Company, in each case that causes the applicable accounting restatement.”

7. Committee decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this policy, unless determined to be an abuse of discretion.

8. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

9. Agreement to Policy by Executive Officers. The Committee shall take reasonable steps to inform Executive Officers of this Policy and obtain their agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by the Executive Officer.

Acadia Pharmaceuticals Inc.

Dodd-Frank Clawback Policy

Form of Executive Acknowledgment

I, the undersigned, agree and acknowledge that I am bound by, and subject to, the Acadia Pharmaceuticals Inc. Dodd-Frank Clawback Policy, as may be amended, restated, supplemented or otherwise modified from time to time (the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement, offer letter or other individual agreement with Acadia Pharmaceuticals Inc. (the “Company”) to which I am a party, or the terms of any compensation plan, program or agreement, whether or not written, under which any compensation has been granted, awarded, earned or paid to me, the terms of the Policy shall govern.

In the event that the Committee (as defined in the Policy) determines that any compensation granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. I further agree and acknowledge that I am not entitled to indemnification, and hereby waive any right to advancement of expenses, in connection with any enforcement of the Policy by the Company.

Agreed and Acknowledged:

Executive Officer

By:

Name:

Title:

Date:

Acadia Pharmaceuticals Inc.

By:

Name:

Title:

Date: